                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO.  1)

                          BB&T Financial Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $2.50
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   00005527L1
                   -----------------------------------------
                                 (CUSIP Number)

                                David L. Craven
                         Southern National Corporation
                              200 West 2nd Street
                                 (910) 773-7200
                   Winston-Salem, North Carolina 27101-4036
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 1994
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]. Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                        (Continued on following pages)

                               Page 1 of 5 Pages

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- -----------------------                                  ---------------------
  CUSIP NO. 00005527L1                   13D                PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Southern National Corporation
      I.R.S. No. 56-0939887

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC

- ------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      North Carolina Corporation

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER         0*
                     7

     NUMBER OF      -----------------------------------------------------------
       SHARES             SHARED VOTING POWER       0*
    BENEFICIALLY     8
     OWNED BY
       EACH         -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER    0*
      PERSON         9
       WITH
                    -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER  0*
                     10
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
11    REPORTING PERSON
                                                    0*

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES
                                                    [X]**

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%*

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

- ------------------------------------------------------------------------------
*Pursuant to a Stock Option Agreement, dated as of July 29, 1994, BB&T has granted an option to Southern National Corporation, exercisable in certain events, to purchase up to 7,217,932 shares of BB&T Common Stock (representing approximately 19.9% of BB&T Common Stock).

**The aggregate amount in row (11) excludes certain shares deemed to be beneficially owned by certain executive officers and directors of Southern National Corporation and set forth on Schedule A attached hereto.

ITEM 4.  Purpose of Transaction.
- -------  -----------------------
        Item 4 of Schedule 13D is supplemented and amended as follows:

        BB&T Financial Corporation ("BB&T") and Southern National Corporation ("SNC") entered into an Amended and Restated Agreement and Plan of Reorganization (the "Amended Reorganization Agreement"), dated as of October 22, 1994, which amended and restated their Agreement and Plan of Reorganization
(the "Reorganization Agreement"), dated as of July 29, 1994. BB&T and SNC also adopted an Amended and Restated Plan of Merger (the "Amended Plan") which amended and restated their plan of merger (the "Plan"), dated as of July 29, 1994. The Amended Reorganization Agreement and the Amended Plan are herein sometimes referred to collectively as the "Amended Merger Agreements" and the Reorganization Agreement and the Plan are herein sometimes referred to collectively as the "Merger Agreements." The Merger Agreements provided for the merger of SNC with and into BB&T under the name "Southern National Corporation." The Amended Merger Agreements provide for the merger (the "Merger") of BB&T with and into SNC under the name "Southern National Corporation." Other than as described in this Amendment No. 1 to Schedule 13D, the Amended Merger Agreements are substantially similar to the Merger Agreements as described in Schedule 13D.

        Under the Amended Plan, each issued and outstanding share of common stock of BB&T, par value $2.50 per share (the "BB&T Common Stock"), on the effective date of the Merger will be converted into 1.45 shares of common stock of SNC, par value $5.00 per share (the "SNC Common Stock"). The shares of issued and outstanding SNC 6 3/4% Cumulative Convertible Preferred Stock, Series A, par value $5.00 per share (the "SNC Series A Preferred Stock"), on the effective date of the Merger will continue to be shares of capital stock of SNC.

        The Amended Reorganization Agreement provides that after the effective date of the Merger, the Board of Directors of SNC (after such time, the "Continuing Corporation") shall consist of twelve persons named by the Board of Directors of SNC.


                                 (Page 3 of 5)
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ITEM 6.  Contracts, Arrangements or Understandings with Respect to Securities of
- -------  -----------------------------------------------------------------------
         the Issuer.
         -----------

        Item 6 of Schedule 13D is supplemented and amended as follows:

Amended Merger Agreements
- -------------------------

        Set forth below is a description of selected provisions of the Amended Merger Agreements that differ from such provisions of the Merger Agreements that were described in the Schedule 13D filed on August 8, 1994. Such description is qualified in its entirety by reference to the copies of the Amended Merger Agreements filed as Exhibits hereto, which are incorporated by reference herein and made a part hereof.

        The Amended Plan provides that, on the effective date of the Merger, BB&T will be merged with and into SNC under the name "Southern National Corporation" and each share of BB&T Common Stock outstanding immediately prior to such date (with certain exceptions) will be converted into 1.45 shares of SNC Common Stock. Each share of issued and outstanding SNC Series A Preferred Stock on the effective date of the Merger will continue to be a share of capital stock of the Continuing Corporation. The Amended Plan also provides that on the effective date of the Merger BB&T's obligations with respect to stock options granted under its stock option plans shall be assumed by the Continuing Corporation, and each stock option outstanding under such plans shall become the right to receive, upon payment of the adjusted exercise price (which shall equal the exercise price per share for the options immediately prior to the Merger, divided by 1.45), the number of shares of SNC Common Stock the option holder would have received pursuant to the Merger if he or she had exercised his or her options immediately prior thereto. The number of shares covered by and the exercise price of outstanding options to purchase shares of SNC Common Stock granted under SNC's option plans will be unaffected by the Merger.

ITEM 7.  Material to be Filed as Exhibits.
- -------  ---------------------------------

        Filed herewith are these exhibits:

        1. Amended and Restated Agreement and Plan of Reorganization, dated as of October 22, 1994.

        2.  Amended and Restated Plan of Merger, dated as of October 22, 1994.


                                 (Page 4 of 5)
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                                  SIGNATURES
                                  ----------
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.


Dated:  November 28, 1994                SOUTHERN NATIONAL CORPORATION


                                        By:  /s/ David L. Craven
                                            --------------------------
                                            David L. Craven, Secretary


                                 (Page 5 of 5)

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                                 EXHIBIT INDEX
                                 -------------

Exhibit 1 Amended and Restated Agreement and Plan of Reorganization, dated as of October 22, 1994.

Exhibit 2  Amended and Restated Plan of Merger, dated as of October 22, 1994.